EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I
(Form Type)

Hamilton Lane Private Infrastructure Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Values

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$3,145,494	(1)	$0.0001531	$481.58
Fees Previously Paid
Total Transaction Valuation	$3,145,494
Total Fees Due for Filing				$481.58
Total Fees Previously Paid				448.35
Total Fee Offsets
Net Fee Due				$33.23

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 229,267 Shares (approximately 5.00% of the net assets of the Fund as of March 31, 2025) based on a net asset value per Class Y Share, Class I Shares and Class R Share as of close of business on March 31, 2025 of $13.74, $13.70 and $13.45, respectively.